AgiiPlus Inc.

December 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Re:	AgiiPlus Inc. Amendment No. 1 to Registration Statement on Form F-1 Filed November 7, 2022 File No. 333-267461

Dear Mr. Lopez and Mr. Holt:

AgiiPlus Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 29, 2022 regarding the Amendment No. 1 to Registration Statement on Form F-1 filed by AgiiPlus Inc. on November 7, 2022. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 2 to the Registration Statement on Form F-1 (“Amendment No. 2 to the Registration Statement”) is being filed by the Company to accompany this response letter.

Amendment No. 1 to Registration Statement on Form F-1 filed November 7, 2022

Management’s Discussion and Analysis, page 75

1. We note that the headcount of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries decreased approximately 18% between April 30, 2022 and September 30, 2022. This appears to be a material event or uncertainty. We also note your discussion and analysis does not include updated disclosure about the impact of the COVID-19 pandemic and related lockdowns. Please revise or tell us how you concluded a discussion of these developments are not material to an understanding of the company’s business and financial condition and results of operations. Refer to Item 5 of Form 20-F and Item 4(a) of Form F-1.

Response: In response to the Staff’s comment, we updated our disclosure on pages 34, 35, 78 and 79 of Amendment No. 2 to the Registration Statement to include a discussion of recent developments and updated disclosure as to the impact of COVID-19 pandemic and related lockdowns on our business operations, financial position and results of operations.

2. We note the revised disclosure on page 33 that if King Inspiration and City Connected exercise certain rights, your debt will increase and liquidity, financial condition, and results of operations, and your “ability to fund and expand business may be negatively and adversely affected.” Please revise to provide qualitative and quantitative disclosure regarding this event or uncertainty or advise us why you believe discussion and analysis disclosure is not necessary.

Response: In response to the Staff’s comment, we updated our disclosure on page 33 of Amendment No. 2 to the Registration Statement to provide qualitative and quantitative disclosure regarding this event or uncertainty.

Part II

Item 7. Recent Sales of Unregistered Securities, page II-1

3. Please revise to include the date of issuance for all purchases, as required by Item 701 of Regulation S-K.

Response: In response to the Staff’s comment, we updated our disclosure on page II-1 of Amendment No. 2 to the Registration Statement to include the date of issuance for all purchases as required by Item 7-1 of Regulation S-K.

Exhibits

4. We reissue comment 1 in part. Your response letter states that the revised disclosure indicates that the disclosure “is their opinion.” However, the opinion states the disclosures constitute correct and accurate “descriptions” of the matters described therein. Please have counsel opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. We refer you to Section III.C.2. of Staff Legal Bulletin No. 19. Please revise accordingly.

Response: In response to the Staff’s comment, our PRC legal counsel updated their opinion letter to opine on the PRC tax consequences of the offering, which is re-filed as exhibit 99.2 to Amendment No. 1 to the Registration Statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Jing Hu
Jing Hu
Chief Executive Officer and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC